

07003905


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/11/07 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingside Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Third Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Khourie (646) 290-5175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rich and Bander LLP
(Name – *if individual, state last, first, middle name*)

15 West 28th Street, 7th Floor (Address) New York (City) NY (State) 10001 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Khourie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingside Partners LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President/ CEO

Title

CAROLAINE SAINT HILAIRE
NOTARY PUBLIC, State of New York
No. 01SA6153262
Qualified in New York County
Commission Expires October 2, 2010



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

**TO THE SOLE MEMBER OF
KINGSIDE PARTNERS LLC**

We have audited the accompanying statement of financial condition of Kingside Partners LLC as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the period January 11, 2006 through December 31, 2006 then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingside Partners LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, New York
February 15, 2007

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Kingside Partners LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$	29,181
Due from brokers		151,528
Property and equipment, net of accumulated depreciation of $175		2,446
Security deposit		3,900
Prepaid expenses		8,167
Total assets	$	195,222

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	11,913
Total liabilities		11,913
Member's equity		183,309
Total liabilities and member's equity	$	195,222

See the accompanying notes to the financial statements.

Kingside Partners LLC

Statement of Operations
For the Period Ended December 31, 2006

Revenue	
Service fees	$ 456,549
Interest and dividend income	3,995
Total income	460,544
Expenses	
Salary expense	15,000
Payroll taxes and fees	2,066
Broker fees	39,067
Execution and trading fees	8,462
Marketing and promotional fees	116,360
Professional fees	26,110
Travel expense	16,543
Research costs	15,969
Rent	16,433
Office expense	13,264
Auto expense	9,740
Telephone and internet expenses	8,209
License and registration fees	6,580
Consulting fees	5,283
Charitable contributions	3,000
Computer expenses	1,781
Other expenses	1,117
Insurance	1,418
Postage	758
Depreciation expense	175
Total expenses	307,335
Income before provision for income taxes	153,209
Provision for income taxes	-
Net income	$ 153,209

See the accompanying notes to the financial statements.

Kingside Partners LLC

Statement of Changes in Member's Equity
For the Period Ended December 31, 2006

Balance - January 11, 2006	$ -
Net income	153,209
Capital contributions	191,100
Capital distributions	(161,000)
Balance - December 31, 2006	$ 183,309

See the accompanying notes to the financial statements.

Kingside Partners LLC

Statement of Cash Flows
For the Period Ended December 31, 2006

Cash flows from operating activities:		
Net income	$	153,209
Adjustments to reconcile net income to net cash flows provided by operating activites:		
Depreciation		175
Increase in:		
Due from brokers		(151,528)
Security deposit		(3,900)
Prepaid expenses		(8,167)
Accounts payable and accrued expenses		11,913
Net cash flows provided by operating activities		1,702
Cash flows from investing activities:		
Aqusition of property and equipment		(2,621)
Net cash used in investing activities		
Cash flows from financing activities:		
Contribution from member		191,100
Distributions to member		(161,000)
Net cash used in financing activities		30,100
Net decrease in cash and cash equivalents		29,181
Cash and cash equivalents - beginning of period		-
Cash and cash equivalents - end of period	$	29,181

See the accompanying notes to the financial statements.

1. Organization and Principal Business Activity

Kingside Partners LLC (the "Company") was formed as a limited liability company in the state of New York on January 11, 2006. The Company maintains offices in New York City and provides advisory services to customers principally throughout the United States.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (the "NASD"). The Company provides financial advisory services to various clients. The Company does not carry customer accounts and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Service Revenue

The Company earns service revenue for assisting clients in investment activities. The contract specifies the fee arrangement which is recognized as services are rendered, or on successful completion of a particular transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

3. Income Taxes

For income tax purposes, the Company is not liable to pay Federal and State income taxes. The income passes through to the sole member. The Company is subject to New York City's unincorporated business tax. The Company is on the accrual basis for financial statement purposes and the cash basis for tax purposes. Deferred taxes are provided for local temporary differences. There were no differences at December 31, 2006.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 8 to 1. At December 31, 2006, the Company had aggregate indebtedness of $11,913, net capital of $166,757, and a net capital requirement of $5,000. The Company's net capital ratio was 0.07 to 1.

7. Property and Equipment

Property and equipment are recorded at cost and are comprised as follows:

Equipment	$	2,621
Less: accumulated depreciation		175
Equipment, net	$	2,446

7. Lease Commitments

The Organization occupies office space under a one-year lease expiring May 31, 2007. Office rent expense for the year ended December 31, 2006 amounted to $16,433.

The minimum lease payments required under the above operating lease as of December 31, 2006 are as follows:

2007	$	9,750
Total:	$	9,750

7. Other Financial Information

Cash held by financial institutions, which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

Kingside Partners LLC

Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
For the Period Ended December 31, 2006

Total member's capital		$ 183,309
Non-allowable assets, deductions and charges:		
Propery and equipment, net	(2,446)	
Security deposit	(3,900)	
Prepaid expenses	(8,167)	
Total non-allowable assets, deductions and charges		(14,513)
Net capital before haircuts		168,796
Haircuts on securites		(2,039)
Undue concentration		-
Net capital		166,757
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(5,000)
Excess net capital		$ 161,757
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 11,913
Ratio of aggregate indebtedness to net capital		0.07 to 1

See accompanying notes to the financial statements.

Kingside Partners LLC

Schedule of Reconciliation of Net Capital per Focus Report with Audit Report
For the Period Ended December 31, 2006

Net capital, as reported in Company's Part 11 unaudited Focus Report	$ 183,309
Net capital, per report pursuant to Rule 17a - 5(d)	$ 183,309

See the accompanying notes to the financial statements.

Kingside Partners LLC

Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
For the Period Ended December 31, 2006

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See the accompanying notes to the financial statements.

Kingside Partners LLC

Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3
For the Period Ended December 31, 2006

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

**TO THE SOLE MEMBER OF
KINGSIDE PARTNERS LLC**

In planning and performing our audit of the financial statements of Kingside Partners LLC (the "Company") for the period ended December 31, 2006 (on which we issued our report dated February 15, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, New York
February 15, 2007

END